HELIO CORPORATION

2448 Sixth Street

Berkeley, CA 94710

(510) 224-4495

February 13, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Stertzel, Melissa Gilmore, Bradley Ecker, Evan Ewing

Re:	Helio Corp /FL/
Amendment No. 1 to Registration Statement on Form S-1
Filed on January 31, 2024
File No. 333-284062

Dear Messrs. Stertzel, Ecker, Ewing and Ms. Gilmore,

We are in receipt of your comment letter dated February 11, 2025 in the above referenced matter. This letter and a publicly filed revised version of the Registration Statement (the “Registration Statement”) are being submitted with the Securities and Exchange Commission (the “Commission”) via EDGAR concurrently. In addition to addressing the comment raised by the staff of the Commission (the “Staff”) in its letter, we have revised the Registration Statement to update other disclosures.

Our response is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type.

Registration Statement on Form S-1

Cover Page

1.	We note that your forum selection provision identifies a state court located within the State of Florida (or, if no state court located within the State of Florida has jurisdiction, the federal district court for the Middle District of Florida) as the exclusive forum for certain litigation, including any “derivative action.” Please revise the registration statement to disclose this provision and whether it applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have amended the prospectus in the Registration Statement to disclose the forum selection provision and its applicability under the Securities Act or Exchange Act and have added an additional risk factor. Please see the section entitled Description of Capital Stock, page 65 and the section entitled Risk Factors, Risks Related to Legal Matters, page 22 for the applicable risk factor.

Please direct any questions regarding the Company’s responses or the Registration Statement to James S. Byrd at (407) 312-4405 or jim@byrdlawgroup.com.

HELIO CORPORATION

/s/ Gregory T. Delory
Gregory T. Delory
Chief Executive Officer